

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re:** **Terra Tech Corp.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2013**
> **File No. 333-188477**

Dear Mr. Peterson:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act and the requirements of the form. Specifically, you have not included the consent of your auditor, as required by Item 16 of Form S-1 and Regulation S-K Item 601(b)(23). For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC